UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                     FORM NT-10K

             NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  0-25022
CUSIP NUMBER:  157126 10 3

(Check One):  /X/Form 10-K    / /Form 20-F   / /Form 10-Q   / /Form N-SAR

     For Period Ended:  December 31, 1997
     / / Transition Report of Form 10-K
     / / Transition Report on Form 20-F
     / / Transition Report on Form 11-K
     / / Transition Report on Form 10-Q
     / / Transition Report on Form N-SAR
     For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  CERX VENTURE CORPORATION
Former Name if Applicable: CERX ENTERTAINMENT CORPORATION
Address of Principal Executive Office (Street and Number):  90
MADISON STREET, SUITE 707
City, State and Zip Code:  DENVER, COLORADO 80206

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a)  The reasons described in reasonable detail in
          Part III of this form could not be eliminated without unreasonable effort or expense;
/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K,
          Form N-SAR, or portion thereof, will be
          filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period: THE REPORT OF THE INDEPENDENT ACCOUNTANTS HAS NOT YET BEEN DELIVERED TO THE REGISTRANT



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.
Name:  JOHN D. BRASHER JR.
Area Code: (303)
Telephone Number:  355-3000

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

     /X/ Yes                  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

     / / Yes                  /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



Name of Registrant as Specified in Charter:  CERX ENTERTAINMENT
CORPORATION
has cause this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 26, 1998
By:  /s/ John D. Brasher Jr., President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                      ATTENTION
Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).



                GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b-25 (17 CFR
     240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. A copy of this form and amendments thereto must be completed and filed with the Securities and Exchange
     Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.